UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number 000-31513

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THE CONTENTS OF THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K OF VIRYANET LTD. (THE “REGISTRANT”), INCLUDING EXHIBIT 99.1 HERETO, ARE HEREBY INCORPORATED BY REFERENCE IN THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (SEC FILE NO. 333-146265) AND FORMS F-3 (SEC FILE NOS. 333-114504 AND 333-130632).

CONTENTS

Attached as Exhibit 99.1 hereto is a copy of the registrant’s press release, dated August 26, 2014, entitled “ViryaNet Announces Completion of Its Acquisition by Verisae”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

By:	/S/ MEMY ISH-SHALOM
Name:	Memy Ish-Shalom
Title:	President and Chief Executive Officer

Date: August 26, 2014

Exhibit Index

Exhibit No.	Description

99.1	Press release issued by the registrant on August 26, 2014, entitled “ViryaNet Announces Completion of Its Acquisition by Verisae”.

Exhibit 99.1

ViryaNet Announces Completion of Its Acquisition by Verisae

ViryaNet Becomes Strategic Business Unit of Verisae, Inc.

WESTBOROUGH, MA August, 26, 2014 – ViryaNet Limited (OTCQB: VRYAF), a leading provider of software solutions that optimize and allow for the continuous improvement of service processes for mobile workforces, announced today the completion of its previously announced acquisition by Verisae, Inc. (“Verisae”).

The acquisition agreement was first announced on June 10, 2014 and the transaction closed and became effective today.

ViryaNet shareholders will receive $3.19 in cash for each ordinary share held by them as of the effective time of the merger, less any applicable withholding taxes. As a result of the completion of the merger, the ordinary shares of ViryaNet will be deregistered under the Securities Exchange Act of 1934 (the “Exchange Act”) and will no longer be quoted on the OTCQB. ViryaNet will cease filing reports pursuant to the Exchange Act, and ViryaNet expects no further trading in its ordinary shares after the close of business on August 26, 2014.

As a result of the acquisition, ViryaNet will become a strategic business unit of Verisae, a privately held company backed by Marlin Equity Partners. Verisae is the leading global provider of the Connected Facility – the integrated software platform that combines maintenance, machine to machine monitoring, energy, and sustainability software solutions into one.

About Verisae

Verisae is a leading provider of SaaS solutions that manage asset and equipment maintenance, energy usage and environmental efficiency and compliance for companies in the grocery, specialty retail, and food service industries. Verisae offers cloud-based solutions that are simple, integrated, mobile, and operate on an open API technology platform – The Connected Facility. Verisae currently has a network of more than 150,000 registered users managing in excess of three million assets at more than 50,000 sites in North America, Europe, and Asia. For more information, please visit www.verisae.com.

About ViryaNet

ViryaNet delivers mobile workforce management solutions that intelligently guide, automate, and optimize both simple and complex field service work, resulting in measurable business benefits. ViryaNet’s products, pre-packaged solutions and people are recognized within the industry as innovative which in turn enables its’ customers to be viewed as leaders within their respective industries. ViryaNet’s G4 products specialize in the functions of scheduling and dispatching resources and enabling mobile field communication and are delivered in industry specific configurations. Embedding industry best practices and utilizing innovative technologies like ViryaNet’s BPM Blueprint for Mobile Workforce Management™, Microsoft InfoPath® and device agnostic mobile solutions enable ViryaNet’s products to be rapidly deployed and extended to support virtually any business process across a wide range of industries. ViryaNet is proud to call many of the world’s leading utilities, the United States’ largest pure rural telecommunications firm, the supermarkets’ most respected retailer, and North America’s largest auto insurer as customers. ViryaNet has strong partnerships with leading platform and system integration companies that enable it to have a global presence. Headquartered in Westborough, MA, ViryaNet has additional offices in the United States and Israel. For more information visit our website or follow us on twitter.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as “may,” “anticipates,” “estimates,” “expects,” “intends,” “plans,” “believes,” and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. Factors that could cause actual results, to differ from those projected include, but are not limited to, the following: (1) ViryaNet may be adversely affected by general economic, business, and/or competitive factors; (2) ViryaNet may not recognize benefits from the transaction; (3) the transaction may disrupt current plans and operations and may make employee retention more difficult; and (4) the transaction may adversely affect relationships with customers, distributors and suppliers. Additional factors that may affect the future events, results, performance, circumstances or achievements of ViryaNet include those disclosed in ViryaNet’s filings with the SEC, including, but not limited to, risks and factors identified under such headings as “Risk Factors,” “Cautionary Language Regarding Forward-Looking Statements” and “Operating Results and Financial Review and Prospects” in ViryaNet’s latest Annual Report on Form 20-F, filed with the SEC on July 3, 2014.

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Press Contact:

Dolores Fallon

ViryaNet, Ltd

508-490-8600, ext 5917

dolores.fallon@viryanet.com

Investor Contact:

Peter Seltzberg

Hayden IR

646-415-8972

peter@haydenir.com